UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECORD OF AUTOMATIC WITHDRAWAL

FORM APP WDG

Pursuant to Investment Company Act Rule 0-5(g)

Applicant Name: Lord Abbett Floating Rate High Income Fund
File Number: 811-23510

The applicant did not respond within 120 days, in writing, to the comments the Commission staff provided on May 26,2026 with respect to the application for deregistration on Form N-8F filed on March 13, 2026. Pursuant to rule 0-5(g) under the Investment Company Act of 1940, the above-referenced application was automatically deemed withdrawn as of the expiration of such 120-day period.